UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                         CHARTER COMMUNICATIONS, INC.
                         ----------------------------
                                (Name of Issuer)


                     Class A Common Stock, $.001 par value
                -------------------------------------------------
                         (Title of Class of Securities)


                                   16117M107
                             ----------------------
                                 (CUSIP Number)


                                 May 26, 2005
                            ----------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             [ ]   Rule 13d-1(b)

                             [X]   Rule 13d-1(c)

                             [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 16117M107                                          Page 2 of 10 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          19,903,500
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     19,903,500
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         19,903,500
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         6.5% based on 304,763,192 shares of Class A Common Stock outstanding as of March 31, 2005.
.................................................................................
12.      Type of Reporting Person:

         OO

                                 SCHEDULE 13G

CUSIP No.: 16117M107                                          Page 3 of 10 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL GP, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          19,903,500
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     19,903,500
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         19,903,500
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         6.5% based on 304,763,192 shares of Class A Common Stock outstanding as of March 31, 2005.
.................................................................................
12.      Type of Reporting Person:

         OO

                                 SCHEDULE 13G

CUSIP No.: 16117M107                                          Page 4 of 10 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         LAWRENCE M. ROBBINS
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         United States of America
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          19,903,500
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     19,903,500
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         19,903,500
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         6.5% based on 304,763,192 shares of Class A Common Stock outstanding as of March 31, 2005.
.................................................................................
12.      Type of Reporting Person:

         IA

                                                              Page 5 of 10 Pages
Item 1(a).     Name of Issuer:

               Charter Communications, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               12405 Powerscourt Drive, St. Louis, Missouri, 63131.

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Glenview Capital Management, LLC ("Glenview Capital Management");

               ii) Glenview Capital GP, LLC ("Glenview Capital GP"); and

               iii) Lawrence M. Robbins ("Mr. Robbins").

               This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), and Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund").

               Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, and Glenview Capital Master Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, and Glenview Capital Master Fund. Glenview Capital GP is the general partner of Glenview Capital Partners and Glenview Institutional Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, and Glenview Capital Master Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022.

                                                              Page 6 of 10 Pages

Item 2(c).     Citizenship

               i) Glenview Capital Management is a Delaware limited liability company;

               ii) Glenview Capital GP is a Delaware limited liability company; and

               iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.001 par value per share (the "Shares").

Item 2(e).     CUSIP Number:

               16117M107

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               As of June 2, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of 19,903,500 Shares. This amount consists of: (A) 1,669,400 Shares held for the account of Glenview Capital Partners; (B) 5,991,000 Shares held for the account of Glenview Capital Master Fund; and (C) 12,243,100 Shares held for the account of Glenview Institutional Partners.

Item 4(b)      Percent of Class:

               The number of Shares of which each of the  Reporting  Persons may be deemed to be the beneficial owner constitutes approximately 6.5% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 304,763,192 shares of Class A Common Stock outstanding as of March 31, 2005).

Item 4(c).     Number of Shares of which such person has:

Glenview Capital Management and Glenview Capital GP:
----------------------------------------------------

(i)   Sole power to vote or direct the vote:                                   0

(ii)  Shared power to vote or direct the vote:                        19,903,500

(iii) Sole power to dispose or direct the disposition of:                      0

(iv)  Shared power to dispose or direct the disposition of:           19,903,500

                                                              Page 7 of 10 Pages

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2005                          GLENVIEW CAPITAL MANAGEMENT, LLC


                                             By: /s/ Lawrence M. Robbins
                                                 -----------------------------
                                             Name:   Lawrence M. Robbins
                                             Title:  Chief Executive Officer

Date: June 3, 2005                          GLENVIEW CAPITAL GP, LLC


                                             By: /s/ Lawrence M. Robbins
                                                 -----------------------------
                                             Name:   Lawrence M. Robbins
                                             Title:  Chief Executive Officer

Date: June 3, 2005                          LAWRENCE M. ROBBINS


                                             /s/ Lawrence M. Robbins
                                             ---------------------------------

                                                              Page 9 of 10 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.   Joint  Filing  Agreement, dated June 3, 2005, by and
     among  Glenview  Capital  Management, LLC,  Glenview
     Capital GP, LLC and Lawrence M. Robbins................                 10

                                                             Page 10 of 10 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Charter Communications, Inc. dated as of June 3, 2005 is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: June 3, 2005                          GLENVIEW CAPITAL MANAGEMENT, LLC


                                             By: /s/ Lawrence M. Robbins
                                                 -----------------------------
                                             Name:   Lawrence M. Robbins
                                             Title:  Chief Executive Officer

Date: June 3, 2005                          GLENVIEW CAPITAL GP, LLC


                                             By: /s/ Lawrence M. Robbins
                                                 -----------------------------
                                             Name:   Lawrence M. Robbins
                                             Title:  Chief Executive Officer

Date: June 3, 2005                          LAWRENCE M. ROBBINS


                                             /s/ Lawrence M. Robbins
                                             ---------------------------------